

June 11, 2012

Via Email
Andreas McRobbie-Johnson
President and Chief Executive Officer
Dignyte, Inc.
605 W. Knox Rd., Suite 202
Tempe, AZ 85284

> **Re: Dignyte, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 15, 2012**
> **File No. 333-181440**

Dear Mr. McRobbie-Johnson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your prospectus to:

    - Describe how and when a company may lose emerging growth company status;

    - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

  In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2. Please provide updated financial statements for the quarter ended March 31, 2012 in your next amendment pursuant to Rule 8-08 of Regulation S-X.

Prospectus Cover Page

3. We note that the proceeds from the sale of Mr. McRobbie-Johnson's shares will be placed into escrow and will then be released to the company. Please revise to clarify the amount of proceeds that you and Mr. McRobbie-Johnson may receive in the offering and whether Mr. McRobbie-Johnson has any agreement, written or otherwise, to contribute the proceeds of the sale of his shares to the company at the close of the offering. See Item 501(b)(3) of Regulation S-K. Also, please tell us how this proposed offering complies with Rule 419(e)(1) which requires that a business to be acquired must have a fair value equal to 80% of the maximum proceeds of the offering.

4. We note your statement on page 18 that Mr. McRobbie-Johnson and Ms. Moore shall both be deemed underwriters for the purpose of your offering. Please revise your cover page to identify Ms. Moore as an underwriter and clarify, if true, that Ms. Moore will also be making efforts to sell your shares.

5. We note the statement on your cover page that "Mr. McRobbie-Johnson's sale is subject to Rule 419…" Please revise to clarify that your entire offering is subject to Rule 419. Also we note your statement that the securities sold by Mr. McRobbie-Johnson will be placed into escrow during the escrow period. Please revise to clarify that all securities sold in the offering will be placed into escrow.

6. We note that your offering may terminate any time after the minimum offering of 500,000 shares of common stock is achieved. Please clarify, if true, that management may exercise its discretion in making the decision to terminate the offering after the

minimum sale has been achieved. Please also clarify whether the selling shareholder will sell his shares after the minimum or maximum offering by the issuer has been completed. If applicable, please add a risk factor which describes the conflict of interest with regard to Mr. McRobbie-Johnson using his best efforts to sell shares on behalf of the company while attempting to sell his own shares in the offering.

7.   We note that the proceeds of the sale of shares will be payable to "First American Stock Transfer, Inc. – f/b/o Dignyte." Please tell us how this is consistent with Rule 419(b)(1)(ii) which requires deposited funds to be held for the benefits of the purchasers or revise here and throughout your document. If this serves merely to designate the deposited funds as proceeds of this offering, so state, and clarify that the funds will actually be held for the benefit of the purchasers.   Please also state, if true, that your escrow agent, First American Stock Transfer Inc., and escrow account meet the requirements of Rule 419(b) of Regulation C.

8.   Please confirm your prospectus cover page will fit on a single printed page. See Item 501(b) of Regulation S-K.

The Company – Business Overview, page 5

9.   Please disclose in this section, risk factors and MD&A that your auditors have issued a going concern opinion.

10.   Please describe any other blank check offerings in which any of your promoters has been involved, including the date of the initial public offering, offering price, aggregate dollar amount raised, purpose of the offering, any mergers or acquisitions that have occurred, dates of such transactions, consideration given and received in those transactions, and the promoter's subsequent involvement in each company.

The Offering, page 6

11.   We note your statements here and within your Plan of Distribution section on page 19 which describe your subscription agreement as irrevocable. To avoid confusion, please revise your subscription agreement and the disclosure throughout your prospectus for consistency with Rule 419(e)(2)(ii) which allows investors to cancel their subscription and have their payment refunded upon the filing of a post-effective amendment disclosing your proposed merger or acquisition.

Risk Factors, page 9

12.   If applicable, please describe the risk of non-insurance of investor funds resulting from deposits in excess of insured amounts. See Rule 419(c)(1).

Use of Proceeds, page 16

13.   We note your statement on page 23 of your prospectus that you intend to seek to acquire
       assets or shares of an entity actively engaged in business which generates revenues, in
       exchange for its securities. Please revise your use of proceeds section to describe how
       the company intends to use the proceeds of this offering. Also clarify whether the
       company will receive any of the proceeds from the shares offered by the selling
       shareholder.

14.   We note your statement on page 16 that you will have the discretion to apply the
       available net proceeds of the offering to various indicated uses within the dollar limits
       established. Please revise to specifically describe the potential contingencies regarding
       your use of proceeds or remove the reference to the use of discretion. Please note that
       while the registrant may reserve the right to change the use of proceeds, provided that
       such reservation is due to certain contingencies that are discussed specifically and the
       alternatives to such uses are indicated. See Instruction 7 to Item 504 of Regulation S-K.

Plan of Distribution, page 17

15.   Please reconcile your disclosure in the first paragraph on page 19 with the disclosure on
       the prospectus cover page. For example, you state on page 19 that funds will be held in
       escrow pending achievement of the "maximum offering," but you state "minimum
       offering" on the cover page.

Information with Respect to the Registrant, page 21

Number of Employees, page 21

16.   We note your statement that you have no full or part-time employees. Please revise to
       clarify this statement given that Mr. McRobbie-Johnson and Ms. Moore are your chief
       executive officer and chief financial officer, respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
23

Plan of Operation, page 23

17.   We note your statement within this section that the registrant intends to seek to acquire
       assets or shares of an entity actively engaged in business which generates revenues, in
       exchange for its securities. This appears inconsistent with your disclosure on page 25
       which states that you may seek to become a party to a joint venture or licensing
       agreement with another corporation or entity. Please revise your prospectus for
       consistency regarding your proposed plan of operations.

18.   In the second paragraph, please disclose how you will determine the fair value of the target entity. See Note 2 to Rule 419(e).

19.   We note your statement on page 23 that "[t]he primary attraction of the Registrant as a merger partner or acquisition vehicle will be its status as an SEC reporting company as reporting makes due diligence easier and fraud less likely." Please revise to clarify that this statement represents management's belief.

Acquisition of Opportunities, page 25

20.   Given that Mr. McRobbie-Johnson is registering the sale of all of his shares in this offering, please explain your disclosure on page 25 that you anticipate that the your principal shareholder may actively negotiate or otherwise consent to the purchase of a portion of his common stock as a condition to, or in connection with, a proposed merger or acquisition transaction at a price not to exceed $0.10 per share. If Mr. McRobbie-Johnson intends to sell his shares other than to the public, please revise your prospectus cover page and your disclosure on page 17 which states that potential investors include family, friends and acquaintances of Mr. McRobbie-Johnson. Also, please revise to state that your selling shareholder must sell his shares at a fixed price of $0.10 per share for the duration of the offering.

Directors, Executive Officers, Promoters and Control Persons, page 27

21.   Please revise to identify Mr. McRobbie-Johnson and Ms. Moore as your promoters or advise. See Item 401(g)(1) of Regulation S-K.

Background of Directors, Executive Officers, Promoters and Control Persons, page 27

22.   Please revise this section to briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that Mr. McRobbie-Johnson should serve as your director. See Item 401(e) of Regulation S-K.

Executive Compensation, page 28

23.   We note that Mr. McRobbie-Johnson was compensated in the amount $6,667 in "Other Annual Compensation." Please add a narrative description pursuant to Item 402(o) of Regulation S-K which describes the material factors necessary to an understanding of the information disclosed in your table.

Employment Contracts and Officers' Compensation, page 28

24.   We note your statement that the company has not paid any compensation to any officer, director or employee. This appears inconsistent with the disclosures in your summary compensation table. Please revise for consistency.

Certain Relationships and Related Transactions, page 29

25.   Within this section, please provide a description of all related party transactions which qualify for disclosure under Item 404(d) of Regulation S-K. To this extent, we note your disclosure in Note 5 to your financial statements that you have accounts payable to a related party of $2,875. Also we note your disclosure on page 21 that your office space, utilities, and storage are currently being provided free of charge by a company controlled by Mr. McRobbie-Johnson's father.

Part II: Information Not Required in Prospectus

Item 15 – Recent Sales of Unregistered Securities, page 42

26.   We note your disclosure that on April 7, 2011, Mr. McRobbie-Johnson provided consulting services of $4,167 and a demand promissory note of $5,833 in exchange for 10,000,000 shares of common stock. This appears inconsistent with your disclosure in Note 5 to your financial statements which states that Mr. McRobbie-Johnson delivered a note in favor of the company in the principal amount of $10,000. Please reconcile.

Exhibits

27.   Currently, it appears that you have filed counsel's consent as Exhibit 5.1 to your registration statement and the opinion as Exhibit 23.2. Please file the opinion of counsel as to the legality of the securities being registered as exhibit 5.1. Also your bylaws appear to be filed as Exhibit 3.A to your registration statement and your articles of incorporation as Exhibit 3.B. Please refile your exhibits with numbers which correctly correspond to your exhibit index.

28.   Please file the April 7, 2011 promissory note between you and Mr. McRobbie-Johnson as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Exhibit 10.1

29.   Please provide a securities escrow agreement which is consistent with the terms of your offering and the requirements of Rule 419(b)(2), (b)(3), and (e)(3). See Rule 419(b)(4). We also note the following:

  •   The agreement reflects that the escrow securities apply only to the selling shareholder shares. However, Rule 419(b)(3) requires that all securities issued in connection with the offering, including the shares to be issued by the company, be deposited into the escrow.

  •   The period for which the escrow securities are held in escrow do not reconcile with the periods described in the registration statement.

- The agreement allows cash dividends to be paid to Mr. McRobbie-Johnson during the escrow period. However, Rule 419(b)(2)(v) requires that the dividends be held in escrow until the funds are released.

- The transfer restrictions in the agreement do not comply with Rule 419(b)(3)(ii).

Exhibit 10.2

30.   The subscription agreement only covers 2,500,000 shares of common stock to be issued to company founders at the price of $0.004 per share. Please provide a subscription agreement which is consistent with the terms of your offering and the requirements of Rule 419.

Legality Opinion

31.   Please clarify in the fourth paragraph that the 10,000,000 shares offered by the selling stockholder have been duly authorized and validly issued, fully paid, and non-assessable, and that the 5,000,000 shares offered by the Company have been duly authorized and when sold as contemplated in the Registration Statement, will be validly issued, fully paid and non-assessable. See Staff Legal Bulletin No. 19 (CF), Section II(B)(2)(h).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Craig Arakawa at (202) 551-3650 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

John Reynolds
Assistant Director